UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

First Eagle Private Credit Fund
(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Charles E. Sieving
Executive Vice President & General Counsel of NextEra Energy, Inc.
Executive Vice President of Florida Power & Light Company
700 Universe Boulevard
Juno Beach, Florida 33408
(561) 694-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

October 6, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

NextEra Energy, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,097,524

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,097,524

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,097,524

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.5%

14		TYPE OF REPORTING PERSON (See Instructions)

HC

CUSIP No. N/A	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Florida Power & Light Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,097,524

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,097,524

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,097,524

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.5%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. N/A	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2023 (the “Schedule 13D”), relating to the Common Shares of the Issuer. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. This Amendment is being filed to reflect the purchase by the Trust of additional Common Shares pursuant to a capital drawdown notice from the Issuer under the subscription agreement disclosed in the Schedule 13D.

Item 2.  Identity and Background.
Item 2 of the Schedule 13D is hereby supplemented to reflect the addition of a new director of NextEra Energy to Schedule 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Pursuant to an aggregate capital commitment of $100,000,000, on October 6, 2023, the Trust purchased 1,026,273 Common Shares at a price of $24.36 per Common Share and 2,071,251 Common Shares at a price of $24.14 per Common Share, for a total aggregate purchase price of $75,000,000. The purchase was made pursuant to a capital drawdown notice from the Issuer to the Trust under the subscription agreement between the Trust and the Issuer, and satisfies the Trust’s remaining capital commitment under the agreement. The source of funds for such purchase was cash on hand.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) are hereby amended and restated to reads as follows:

(a) and (b) The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

The percentage calculations herein are based upon information provided by the Issuer in connection with the purchase described herein.

Item 5(c) is hereby supplemented as follows: On October 6, 2023, pursuant to the subscription agreement entered into with the Issuer, the Trust acquired 1,026,273 Common Shares at a price of $24.36 per Common Share and 2,071,251 Common Shares at a price of $24.14 per Common Share in a private placement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and restated to reads as follows:

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Pursuant to the subscription agreement, the Trust committed to purchase up to $100,000,000 of Common Shares upon the Issuer’s delivery of capital drawdown notices to the Trust. As of the date hereof, the Trust has purchased the full commitment amount of $100,000,000. The Common Shares were purchased at a price per Common Share derived from the most recent net asset value per Common Share as determined by the Issuer’s Board.

Except as referenced above or described in Items 3 and 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit B hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following are exhibits to this Statement:

Exhibit A	Joint Filing Agreement.*

Exhibit B
Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form 10 filed by the Issuer with the Securities and Exchange Commission on May 31, 2023, File No. 000-56535).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dates:  October 10, 2023

NextEra Energy, Inc.

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary

Florida Power & Light Company

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary

SCHEDULE 1
Executive Officers and Directors

The name and principal occupation of each executive officer and director of NextEra Energy, Inc. (“NEE”) and Florida Power & Light Company (“FPL”), as applicable, are set forth below. The address for each person listed below is c/o NextEra Energy, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408. All executive officers and directors listed are United States citizens. None of the executive officers or directors of NEE or FPL owns any common shares of beneficial interest, par value $0.001 per share, of First Eagle Private Credit Fund.

Executive Officers:
Name	Principal Occupation
Deborah H. Caplan	Executive Vice President, Human Resources and Corporate Services of NEE
Robert Coffey	Executive Vice President, Nuclear Division and Chief Nuclear Officer of NEE Vice President and Chief Nuclear Officer of FPL
Terrell Kirk Crews II1	Executive Vice President, Finance and Chief Financial Officer of NEE Executive Vice President, Finance and Chief Financial Officer of FPL
Michael H. Dunne	Treasurer of NEE Treasurer of FPL Assistant Secretary of NEE
John W. Ketchum1,2	Chairman, President and Chief Executive Officer of NEE Chairman of FPL
Rebecca J. Kujawa	President and Chief Executive Officer of NextEra Energy Resources, LLC
Mark Lemasney	Executive Vice President, Power Generation Division of NEE Executive Vice President, Power Generation Division of FPL
James M. May	Vice President, Controller and Chief Accounting Officer of NEE
Armando Pimentel, Jr.1	President and Chief Executive Officer of FPL
Ronald R. Reagan	Executive Vice President, Engineering, Construction and Integrated Supply Chain of NEE Vice President, Engineering and Construction of FPL
Charles E. Sieving	Executive Vice President & General Counsel of NEE Executive Vice President of FPL

1. Also a director of FPL.
2. Also a director of NEE.

Directors of NEE:

Name	Principal Occupation
Nicole S. Arnaboldi	Partner, Oak Hill Capital
Sherry S. Barrat	Retired. Formerly Vice Chairman, Northern Trust Corporation
James L. Camaren	Private Investor. Formerly Chairman and Chief Executive Officer, Utilities, Inc.
Kenneth B. Dunn	Emeritus Professor of Financial Economics and former Dean, Tepper School of Business, Carnegie Mellon University
Naren K. Gursahaney	Retired. Formerly President and Chief Executive Officer, ADT Corporation
Kirk S. Hachigian	Retired. Formerly Chairman of the Board, JELD-WEN, Inc.
Maria G. Henry	Retired. Formerly Executive Vice President and Senior Advisor of Kimberly-Clark Corporation
Amy B. Lane	Retired. Formerly Investment Banker, Merrill Lynch & Co., Inc.
David L. Porges	Retired. Formerly Chairman of the Board, Equitrans Midstream Corporation
Deborah Stahlkopf	Executive Vice President & Chief Legal Officer of Cisco Systems
John A. Stall	Retired. Formerly President, Nuclear Division, NextEra Energy, Inc.
Darryl L. Wilson	Retired. Formerly Vice President, Commercial of GE Power

Exhibit A

JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of First Eagle Private Credit Fund, a Delaware statutory trust, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of this 10th day of October, 2023.

NextEra Energy, Inc.

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary

Florida Power & Light Company

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Vice President, Compliance & Corporate Secretary